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FORM 6-K
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December , 2003

Commission File Number: 001-10220

REPSOL YPF, S.A.
(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278
28046 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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REPSOL YPF, S.A.

Item

1.	Ethics and Conduct Regulation for Repsol YPF Employees Approved by the Repsol YPF Board of Directors on 26 November 2003.

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ITEM 1

ETHICS AND CONDUCT REGULATION FOR REPSOL YPF EMPLOYEES

Approved by the Repsol YPF Board of
Directors on 26 November 2003

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C O N T E N T S

1 –	PURPOSE		Page 3
2 –	SPHERE OF APPLICATION		Page 3
3 –	VALIDITY		Page 3
4 –	MODIFICATIONS		Page 3
5 –	ETHICAL VALUES		Page 4
6 –	CODE OF CONDUCT FOR ALL EMPLOYEES		Page 4
	6.1 –	Human Rights and public liberties	Page 4
	6.2 –	Equal opportunities and non-discrimination	Page 5
	6.3 –	Use and protection of assets	Page 5
	6.4 –	Conflict of interests	Page 6
	6.5 –	Safety and protection of the Environment	Page 6
	6.6 –	Information transparency	Page 7
	6.7 –	Confidential Information	Page 7
	6.8 –	Customer Relations	Page 8
	6.9 –	Relations with Partners	Page 8
	6.10 –	Relations with vendors and contractors	Page 8
	6.11 –	Protection of personal data	Page 9
	6.12 –	Fair competition	Page 9
	6.13 –	Relations with Governments and authorities-Legality	Page 9
7 –	BREACH AND FAILURE TO COMPLY WITH REGULATIONS		Page 10

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1.	PURPOSE

•	The purpose of this Regulation is to set the general guidelines that should govern the conduct of Repsol YPF and all its employees y carrying out their functions and in their commercial and professional relations, by abiding with the laws of each country and respecting the ethical principles of their respective cultures.
•	This Regulation as well as other previously disclosed regulations and information (Regulations of the Board of Directors and its Commissions, Regulations for the General Shareholders’ Meeting, Annual Corporate Governance Report, Internal Conduct Regulation, Social Report, etc.) stress Repsol YPF’s firm commitment to good corporate governance, transparency and social responsibility.
•	This Regulation cancels and replaces any previously existing code of conduct for employees at Repsol YPF, S.A. or any of its Group Companies, with the exception of the Repsol YPF, S.A. Group Internal Code of Conduct for the Stock Market, approved by the Repsol YPF, S.A. Board of Directors in its 11 July 2003 meeting, and the Code of Ethics and Conduct for YPF employees approved by the YPF, S.A. Directorate in its 7 August 2003 session.

2.	SPHERE OF APPLICATION

This Regulation applies in all geographical locations to the CEO, the COO, Directors, and all employees who carry out their functions at REPSOL YPF, S.A. or in any of the Group companies, as defined in Article 4 of Law 24/1988 of 28 July of the Stock Market.

3.	VALIDITY

The Board of Directors will enforce this Regulation as of the 5th working day after its approval.

4.	MODIFICATIONS

This Regulation, as well as any amendments or the granting of any exemption relative to any matter set out herein, will require the approval of the Board of Directors.

Furthermore, the Board of Directors may decide to make this applicable to any other individual whenever warranted by the regulations to which Repsol YPF may be subject to.

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5.	ETHICAL VALUES

The ethical values and basic principles representing the mandatory guidelines of corporate ethical conduct for those included in the area of application of this Regulation are:

•	Integrity: Behavior must be irreproachable and aligned with rectitude and honesty. We shall promote a strict coherence between corporate practices and our values.
•	Transparency: Disseminate information on our management that is appropriate and faithful. Information that is accurate and verifiable. Clear communication, both internal as well as external.
•	Responsibility: Assume our responsibilities and act accordingly, channeling all our efforts in achieving this objective.
•	Safety: Provide the optimal working conditions in terms of health and safety. We demand a high level of safety in processes, installations, and services, stressing the protection of employees, contractors, customers, and the immediate surroundings, and convey this principle to the entire organization.

6.	CODE OF CONDUCT FOR ALL EMPLOYEES

The aforementioned Ethical Values represent the guidelines that should inspire the basic conduct of all employees in their job performance in accordance with the principles of loyalty to the Company, good faith, integrity, respect for the law, and ethical criteria, that define the code of conduct that should be observed by all employees in carrying out their professional responsibilities.

This Regulation does not aim to cover all the possible situations that may arise in the professional sphere but rather sets out the minimum codes of conduct that should guide all employees in the performance of their professional duties. The conduct guidelines in this Regulation must be followed in providing professional services at Repsol YPF..

6.1.	Human Rights and public liberties

Repsol YPF is committed to respecting human rights, protecting the environment, and cooperating in the development and welfare of the communities where it operates. These actions define the Company’s responsibility with society.

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Repsol YPF undertakes to respect and to uphold the human rights and public liberties recognized in the Declaration of Human Rights and the main international agreements in this matter and is committed to ensuring that the principles in these agreements guide all its policies. The cornerstone of this commitment is the respect of human dignity.

Moreover, the Company will include actions involving human rights in the training programs for its employees and will encourage the use of support tools that promote awareness of these rights to ensure that these rights are upheld.

Consequently, all Repsol YPF employees should support this commitment by carrying out their professional activities fully respecting and protecting human rights and public liberties.

6.2.	Equal opportunities and non-discrimination

Repsol YPF is aware that the professional growth of each employee is closely related to the individual’s full development, and, consequently, promotes employee training and an environment that is conducive to equal job opportunities for each and every of its members, ensuring that there is no discrimination. Promotions will be based on merit, capabilities, and on-the-job performance.

Repsol YPF employees should treat each other with respect and promote a comfortable, healthy, and safe job environment. They should abstain from any type of offensive behavior, or any type of discrimination based on race, religious or political beliefs, trade union affiliations, nationality, language, sex, civil status, age, or disability.

Under no circumstances will employees engage in sexual harassment, abuse their authority, or show any type of aggressive and hostile behavior that contributes to a climate of intimidation.

6.3.	Use and protection of assets

Repsol YPF provides all employees with the necessary resources for carrying out their professional responsibilities and is committed to providing the means that may be necessary for protecting and safeguarding these resources.

Repsol YPF employees will not use these resources for their personal use or for non-professional purposes and/or for carrying out activities that are not directly related to the Company’s interests, and will be responsible for protecting those resources provided for performing their professional responsibilities.

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6.4.	Conflict of interests

Repsol YPF recognizes and respects the financial and business activities of its employees that are not directly related to the activities carried out for the Company provided that these are legal and do not represent a conflict of interests with their responsibilities as Repsol YPF employees.

Repsol YPF employees should avoid any situation that could give rise to any conflict between their personal interests and those of the Company and will abstain from representing the Company, take part or influence decisions in any situation in which, the employee or any close family member has a personal interest. Employees should always act in accordance with their responsibilities, loyally and defending the interests of Repsol YPF.

Furthermore, employees may not undertake any tasks, jobs, or render any services in the benefit of companies in the sector or those that engage in activities that may, directly or indirectly, compete, or could compete, with those of Repsol YPF.

Repsol YPF employees who could be affected by a conflict of interests, will inform the head of their Area before undertaking any transaction or closing any business deal, in order to make the appropriate decisions in each specific case thereby avoiding compromising their impartial job performance.

Repsol YPF employees will not be able to accept any gifts or compensation, invitations, or any type of favor from any person or entity that, due to its characteristics, could detract from or compromise a commercial, professional, or administrative relationship.

Moreover, employees cannot, directly or indirectly, make any gifts or promises to any individual or entity that has or could have a commercial, professional, or administrative relationship with Repsol YPF, when these may be deemed inappropriate in the normal course of business, and in any case, these should always be made in compliance with the law, the customer’s regulations and procedures, and the established procedures in the employee’s unit.

6.5.	Safety and protection of the environment

Repsol YPF is committed to carrying out its activities in such a manner as to minimize the negative impact on the environment and to achieve a high level of security in its processes, facilities, and services, paying particular attention to protecting its employees, contractors, customers, and surroundings.

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In this respect, one of the key principles is prevention, through proper identification, and management of environmental or safety hazards.

To achieve these objectives, Repsol YPF promotes environmental and safety training for all its employees, particularly for those engaging in the management and maintenance of facilities or those directly affecting our customers, suppliers, and contractors.

Repsol YPF employees, irrespective of their jobs or geographical location, must be responsible for their own safety as well as for contributing to the safety of others and the protection of the environment.

These employees, moreover, must be aware of the impact of the products and processes that they handle, and should pay particular attention to the safety and environmental impact caused by the consumption, use, or handling of products to ensure that these will be used in a safe manner throughout their lifecycle, and that they do not pose any health hazard.

6.6.	Information transparency

Repsol YPF believes that information transparency is an essential principle that should govern its relations with shareholders, and is committed to ensuring that the information presented to shareholders, to the stock exchanges where its stock is listed, and to the bodies governing these markets is accurate and complete and faithfully reflects its financial situation as well as the results of its operations, and that this information complies with the deadlines and other requisites set out in the regulations and general principles governing stock markets and good governance that the Company has agreed to abide by.

The principle of transparent and accurate information will also apply to internal communications.

Repsol YPF employees agree to provide accurate internal and external information. Under no circumstances will the information that is provided be incorrect or inaccurate or lead to confusion in those receiving such information.

6.7.	Reserved and Confidential Information

Repsol YPF is aware that information is one of its key assets and that it is essential for the management of its activities. The Company, therefore, has developed a security policy for information for the purpose of safeguarding its integrity, availability, and confidentiality to minimize the risks that could result from its dissemination and inappropriate use.

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All proprietary information safeguarded by Repsol YPF that is not of a public nature is considered confidential. All employees, therefore, are under the obligation to maintain the strictest confidentiality of all information to which they have access in the performance of their professional activities.

Furthermore, employees must not make any fraudulent use of this information and must avoid benefiting from any opportunity of obtaining any personal profit based on the knowledge acquired in the performance of their professional duties.

Divulging, disseminating, and using confidential information for personal purposes is deemed to constitute a breach of loyalty to Repsol YPF

Conduct in this respect related to the Stock Markets, are specifically included in the “Repsol YPF Internal Code of Conduct in the Stock Market”, as approved on 11 July 2003 by the Board of Directors, with these regulations applying to those individuals included within its subjective scope.

6.8.	Customer Relations

Repsol YPF assumes, takes the lead, and promotes its commitment with Total Quality by providing all the resources that may be necessary for the achievement of Excellence and by establishing the appropriate measures to ensure that the quality policy is implemented by all employees pursuant to these principles.

Repsol YPF employees must act with integrity with the Company’s customers and be driven by the objectives of achieving the highest levels of quality, excellence in providing services, and in the long-term development of relationships based on mutual trust and respect.

6.9.	Relations with partners

Repsol YPF will establish relationships with its partners in common businesses based on trust, transparency of information, and the implementation of common knowledge, experiences, and competencies to reach the common objectives and mutual benefit. Employees must also be committed to these relationships and apply the same ethical principles. Employees, in their commitment to these relationships, will apply the same principles with respect to ethics and respect, and a favorable environment and teamwork, as if they were dealing with other Company employees.

6.10.	Relations with vendors and contractors

The processes for selecting vendors and contractors for Repsol YPF will be carried out impartially and objectively. To this end, employees must apply quality and cost criteria in these processes and avoid any personal interests that may be in conflict with those of the Company.

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6.11.	Protection of personal data

Repsol YPF encourages the application of new technologies and is aware of the impact that improper use of these technologies may have. This is why the Company pays particular attention to ensuring the right to privacy by protecting the personal data of its customers, vendors, employees, and public administrations. Repsol YPF employees will not disclose any personal data obtained from customers, vendors, employees, public administrations, or the public to guarantee, pursuant to the law in force, the privacy and the trust that these groups have deposited in the Company.

6.12.	Fair competition

Repsol YPF is committed to the fair competition in markets and promotes free competition in benefit of consumers and users, always complying with the law in force.

Repsol YPF employees will not engage in any deceitful advertising of its business and will avoid all conduct that is or could be considered an unlawful abuse or restriction of competition.

6.13.	Relations with Governments and authorities – Legality

Repsol YPF expresses its political neutrality and agrees to faithfully and respectfully comply will all the legal obligations assumed in any country where it carries out its activities.

Repsol YPF employees must strictly abide by the laws of the country or the countries in each specific case, and avoid any conduct that, without constituting a violation of the law, could damage the Company’s reputation in the community, the country’s government, or any other organization, and adversely affects its businesses and/or image.

No employee will deliberately collaborate with third parties in violating any law, nor will they engage in any actions that compromise the respect for the law.

They must act honestly and with integrity in all their contacts and transactions with the authorities and employees in governments and administrations and must ensure that all information and certificates submitted by them, as well as their remarks, are accurate, clear, and complete.

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7.	BREACH AND FAILURE TO COMPLY WITH REGULATIONS

The Ethical Values included in this Regulation are the cornerstone of the commitments that Repsol YPF has undertaken with its shareholders, partners, customers, vendors, employees, and society. Consequently, Repsol YPF employees may inform the heads of their Area of any breach or violation of the conducts reflected in this document. Repsol YPF will not condone any reprisals with respect to those employees who, in good faith, communicate any type of non-compliance, and will impose sanctions, pursuant to labor regulations currently in force, for those non-compliances or violations representing any work infraction, without prejudice of other responsibilities that may concur.

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SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date:	December 3, 2003	By:	/s/ Luis Mañas

			Name:	Luis Mañas
			Title:	Chief Financial Officer